EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Nine months ended	Year ended December 31,
	September 30, 2004	2003	2002	2001	2000	1999
Earnings before fixed charges:
Income before allocation of minority interest and income from investment in unconsolidated subsidiaries(1)	$125,259	$171,724	$171,478	$182,378	$178,570	$153,125
Add: Interest expense	88,603	119,743	111,890	105,722	102,486	93,003
Depreciation expense on cap’d interest	2,548	3,140	2,944	2,311	1,809	1,396
Amortization of deferred financing costs	3,351	4,013	3,979	4,015	4,066	4,951

Earnings before fixed charges	$219,761	$298,620	$290,291	$294,426	$286,931	$252,475

Fixed charges:
Interest expense	$88,603	$119,743	$111,890	$105,722	$102,486	$93,003
Amortization of deferred financing charges	3,351	4,013	3,979	4,015	4,066	4,951
Capitalized interest	9,693	10,947	16,498	22,347	17,784	15,288

Fixed charges	101,647	134,703	132,367	132,084	124,336	113,242

Preferred share distributions	—	—	7,242	11,000	11,000	11,000
Preferred unit distributions	9,168	12,416	11,619	10,612	10,070	3,783

Combined fixed charges	$110,815	$147,119	$151,228	$153,696	$145,406	$128,025

Ratio of earnings to fixed charges	2.16	2.22	2.19	2.23	2.31	2.23

Ratio of earnings to combined fixed charges	1.98	2.03	1.92	1.92	1.97	1.97

(1)	Amounts for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 have been reclassified to present properties that have been sold during 2004 consistent with the presentation for the period ended September 30, 2004. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.